Filed by Florida Public Utilities Company

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

Date: April 20, 2009

CHESAPEAKE
UTILITIES CORPORATION

FLORIDA PUBLIC
UTILITIES

Shared Future

Merger Conference Call
April 20, 2009

John Schimkaitis                 President and CEO, CPK

Jack English                             Chairman, President and CEO, FPU

Mike McMasters                   Executive Vice President and COO, CPK

Beth Cooper                             Senior Vice President and CFO, CPK

CHESAPEAKE UTILITIES CORPORATION

FLORIDA PUBLIC UTILITIES

Shared Future

Introduction

Welcome

Introduction of speakers

Chesapeake Utilities Corporation

Florida Public Utilities

Forward Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are
“forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934.  These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth and expectation that earnings will be neutral or slightly accretive in 2010 and meaningfully accretive in 2011.  These statements are based on the current expectations of the management of
Chesapeake and Florida Public Utilities.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document.  These risks and uncertainties include the following:  the companies may be unable to obtain regulatory approvals required for the transaction, or that required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; the companies may be unable to obtain shareholder approvals required for the transaction; conditions to the closing of the merger may not be satisfied; problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; the transaction may involve unexpected costs or unexpected liabilities, or that the accounting for the transaction may be different from the companies’ expectations; the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; the natural gas and electric industries may be subject to future regulatory or legislative actions that could adversely affect the combined company; and the combined company may be adversely affected by other economic, business, and/or competitive factors.  Additional factors that may affect the future results of Chesapeake and Florida
Public Utilities are set forth in their respective filings with the SEC, which are available at
investor.shareholder.com/CPK/sec.cfm and www.fpuc.com/about_us/invest.asp, respectively.  Chesapeake and Florida
Public Utilities undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward Looking Statements (con’t)

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake’s registration statement on Form S-4, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials, will be filed with the SEC.  WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY
STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC
UTILITIES AND THE PROPOSED MERGER.  Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about
Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's Web site.  Free copies of Chesapeake’s
SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm  and free copies of
Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009.  Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual
Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the
SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.

Agenda

Overview of Chesapeake Utilities Corporation

Summary of the transaction and the strategic
rationale

Financial results

Synergy potential

Financial attributes

Operational statistics and map of service territories

Required approvals

Organizational discussion

Next steps

Closing remarks

Shared Future

❖

New Castle County
Delaware Bay
Kent County
MARYLAND
DELAWARE
Chesapeake Bay
Caroline County
Sussex County
Dorchester County
Wicomico County

Overview of Chesapeake

Natural Gas Distribution Delmarva

Natural Gas Distribution Volumes - Delmarva

(MCFs in thousands)

5,972

6,234

5,432

6,270

6,752

0

1,000

2,000

3,000

4,000

5,000

6,000

7,000

2004

2005

2006

2007

2008

40,834

44,025

47,649

50,390

52,116

0

10,000

20,000

30,000

40,000

50,000

2004

2005

2006

2007

2008

Natural Gas Distribution Customers - Delmarva

as of December 31,

Shared Future

1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

PENNSYLVANIA
Parkesburg
Daleville
Hockessin
Elkton
Delaware City
Odessa
Middletown
Delaware Bay
MARYLAND
Clayton
Smyrna
Dover
DELAWARE
Harrington
Chesapeake Bay
Federalsburg
Milford
Easton
Milton
Seaford
Georgetown
Cambridge
Hurlock
Millsboro
Salisbury

Overview of Chesapeake (cont.)

Eastern Shore Natural Gas Company

Natural Gas Transmission Pipeline

59,112

62,278

78,818

85,883

105,683

110,183

113,955

122,925

132,301

158,501

166,801

172,883

0

20,000

40,000

60,000

80,000

100,000

120,000

140,000

160,000

180,000

200,000

Eastern Shore Natural Gas

Year-End Pipeline Capacity

(in dekatherms)

CHESAPEAKE UTILITIES CORPORATION

FLORIDA PUBLIC UTILITIES

Shared Future

SHARP ENERGY

PENNSYLVANIA
MARYLAND
DELAWARE
VIRGINIA
Delaware Bay
Chesapeake Bay
Dover
Easton
Georgetown
Ocean View
Salisbury
Pocomoke City
Chincoteague
Belle Haven
Atlantic Ocean
Propane Service Territory
District Offices

Overview of Chesapeake (cont.)

Propane Distribution Delmarva

*Sharp Energy’s Community Gas Systems™ (CGS) developments under contract and/or construction represented approximately 8,000 customers for the years 2006-2008 (not included above).

5,723

27,414

5,300

27,315

4,358

27,512

0

5,000

10,000

15,000

20,000

25,000

30,000

35,000

40,000

2008

2007

2006

Delmarva Propane Customers

CGS Active

Non CGS

CHESAPEAKE UTILITIES CORPORATION

FLORIDA PUBLIC UTILITIES

Shared Future

CENTRAL FLORIDA GAS

Holmes County
Jackson County
Gadsden County
Suwannee County
Washington County
Liberty County
Union County
Gilchrist County
Citrus County
Pasco County
Hillsborough County
Osceola County
Polk County
De Soto County
FLORIDA
Counties served by
Central Florida Gas

Overview of Chesapeake (cont.)

Natural Gas Distribution Florida

Natural Gas Distribution Volumes - Florida

(MCFs in thousands)

12,902

16,166

15,717

15,737

16,030

0

2,000

4,000

6,000

8,000

10,000

12,000

14,000

16,000

2004

2005

2006

2007

2008

12,357

13,196

14,202

14,519

14,528

0

2,500

5,000

7,500

10,000

12,500

15,000

2004

2005

2006

2007

2008

Natural Gas Distribution Customers - Florida

as of December 31,

CHESAPEAKE UTILITIES CORPORATION
FLORIDA PUBLIC UTILITIES
Shared Future

Overview of Chesapeake (cont.)

Diversified utility company serving the Delmarva Peninsula and
Florida with gas as previous slides highlighted

Growing base of regulated operations

Stable utility operations producing significant portion of
earnings

Positive regulatory environments

Growth opportunities that necessitate capital investments in order to serve and which achieve our target returns

Complementary non-regulated energy-related businesses

Commitment to maintaining a strong financial profile

Track record of increasing dividend payments

Talented and experienced employee pool

CHESAPEAKE UTILITIES CORPORATION

FLORIDA PUBLIC UTILITIES

Shared Future

Transaction Summary

Structure

Stock-for-stock transaction

FPU will become a wholly owned subsidiary of Chesapeake Utilities

Consideration

FPU shareholders will receive 0.405 shares of Chesapeake stock for each FPU share

Based on Chesapeake Utilities Corporation’s average stock price over the past 15 trading days prior to April 15, 2009, Florida Public Utilities shareholders would receive the equivalent of approximately $12.20 for each common share owned, representing a premium of $2.50 or
approximately 25 percent

Post Merger Profile

Approximately 2.48 million shares will be issued to FPU shareholders pursuant to the transaction

FPU shareholders will own approximately 27 percent of the combined company

CHESAPEAKE UTILITIES CORPORATION
FLORIDA PUBLIC UTILITIES
Shared Future

Strategic Benefits from Chesapeake’s Perspective

Earnings neutral or slightly accretive in 2010; EPS meaningfully accretive in 2011 based upon Chesapeake’s internal earnings
expectations

Increased financial strength

Expanded Scale and Scope

Increased platform to grow the business

New utility distribution business (electric distribution) further builds upon our distribution expertise and risk profile

Increased human resources in all functions

Spread corporate overhead over a larger base

Combines Florida business is approximately 6x the size of
Chesapeake’s current Florida business (based upon customers
served)

Combined two companies that have similar values

CHESAPEAKE UTILITIES CORPORATION
FLORIDA PUBLIC UTILITIES

Shared Future

Strategic Benefits from FPU’s Perspective

Potential for meaningful increase in value to FPU’s
shareholders

Earnings accretion in 2010 for FPU shareholders

Increased financial strength and access to capital to
profitably fund growth

Geographic and regulatory diversity

Combines two companies that have similar values

Larger corporate infrastructure to support business
needs and meet increasing public company
regulations

Financial Results (1) (For the year ended December 31, 2008 (dollars in thousands)

$13,607

83%

  $  2,327

  $11,280

$28,479

84%

$  4,558

$23,921

Chesapeake

Historical Combined
(1)

FPU

$17,093

83%

$3,486

83%

Total Net Income

       % Regulated

$  2,922

$   595

     Non Regulated

Net Income

Operating Income

$  5,899

  $1,341

     Non Regulated

$14,171

$2,891

     Regulated

$37,588

84%

  $9,109

85%

Total Operating Income

      % Regulated

$31,689

  $7,768

     Regulated

(1) Represents historical combined results and does not purport to represent pro forma results.

CHESAPEAKE UTILITIES CORPORATION
FLORIDA PUBLIC UTILITIES
Shared Future

Synergy Potential

The merger is expected to be earnings neutral or slightly accretive in 2010 and meaningfully accretive in 2011

Corporate overhead cost reductions

Audit, legal, insurance, etc.

IT integration

Administrative and other public company costs

Operational efficiencies

Utility billing system

Facilities and related costs

Other operating efficiencies

In addition, combined company will continue to work towards longer-term implementation of best practices

Significant opportunities for cost savings in Florida based upon the above, i.e.,:

the elimination of administrative redundancies

the implementation of operational efficiencies

the adoption of best practices

Transition team to develop plans to achieve targeted synergies

CHESAPEAKE UTILITIES CORPORATION
FLORIDA PUBLIC UTILITIES
Shared Future

Financial Attributes

Earnings neutral to mildly accretive in 2010

Meaningfully accretive to earnings in 2011 based
upon Chesapeake’s earnings expectations

Broader shareholder base

Debt to total capitalization: range of 45-50% over
next five years

Dividend payout to be approximately 60% in 2010

Interest coverage ratio:  about 3.2-3.9x

Well above the 1.2x required by our Senior Notes

Incremental goodwill of approximately $28 million

Operational Statistics(1) (As of December 31, 2008)

33,973,000

6,027,000

27,946,000

Propane gallons

Total:

   740,000

      5,760

95,715

12,463

31,295

51,957

348

FPU

  31,295

0

Electric customers

47,632

35,169

Propane customers

796

448

Employees

      28,540

      22,780

MMcf deliveries

    740,000

0

MWH deliveries

196,085

100,370

Total customers

117,158

65,201

Natural gas customers

Historical
Combined (1)

Chesapeake

(1) Represents historical combined results and does not purport to represent pro forma results.

CHESAPEAKE UTILITIES CORPORATION
FLORIDA PUBLIC UTILITIES
Shared Future

Operational Statistics(1) (As of December 31, 2008)

     21,790

        5,760

     16,030

MMcf deliveries

   740,000

   740,000

0

MWH deliveries

Florida only:

6,027,000

95,715

12,463

31,295

51,957

348

FPU

  31,295

0

Electric customers

14,743

  2,280

Propane customers

394

46

Employees

7,209,000

1,182,000

Propane gallons

112,515

16,800

Total customers

66,477

14,520

Natural gas customers

Historical
Combined (1)

Chesapeake

(1) Represents historical combined results and does not purport to represent pro forma results.

15 Counties Served by CPK

11 Counties Served by FPU

8 Counties Served by CPK & FPU

* 34 Counties served by the combined companies.

Pasco

Holmes

Washington

Gadsden

Suwannee

Union

Alachua

Gilchrist

Sumter

Hernando

Polk

Osceola

Manatee

DeSoto

Indian River

Duval

Nassau

Levy

Lake

Volusia

Seminole

Broward

Calhoun

Jackson

Liberty

Marion

Citrus

Hillsborough

Martin

Palm
Beach

Orange

Flagler

Clay

Map of
Service

Territories

Required Approvals

State Regulatory Approvals

Delaware Public Service Commission

Maryland Public Service Commission

Filings planned for early May

Approvals expected in the third quarter

Securities and Exchange Commission

Review of S-4 and joint proxy statement (target completion of the documents and filing mid-June)

Other

Department of Justice – Hart Scott Rodino (target completion end of May)

NYSE listing application (target completion end of June)

Shareholder Approval – targeting early fourth quarter

Chesapeake stockholders

FPU stockholders

Organizational Discussion

Board Composition

Two FPU Board members will join the Chesapeake Board of Directors

Management

Chesapeake management team will be unchanged

Florida management team

John Schimkaitis will become Chairman and CEO of FPU.

Jack English will be retained as a consultant for up to twenty-four (24)
months to assist in the integration

Headquarters

Headquarters of Chesapeake remains in Dover

Combined Florida utilities will be renamed Florida Public Utilities; Florida administrative groups to be combined

CHESAPEAKE UTILITIES CORPORATION
FLORIDA PUBLIC UTILITIES
Shared Future

Next Steps

Transition Steering Committee

Led by Schimkaitis, English and McMasters

Subcommittees led by senior leaders from both
companies

Begin planning for transition

Begin filings

Regulatory filings, HSR and NYSE

Preparation of S-4 and joint proxy statement

Closing is expected in the fourth quarter of 2009

CHESAPEAKE UTILITIES CORPORATION

FLORIDA PUBLIC UTILITIES

Shared Future

Summary

Long-term value for shareholders of both
companies

Larger critical mass in Florida operations

Significant synergy savings potential

Strong balance sheet/proven access to capital

Merger creates larger, stronger platform for
future growth

Closing is expected in the fourth quarter of
2009

Thank you.
Q&A